

SE 07003003 S COMMISSION
20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 2007 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street, Building 2
(No. and Street)

Richmond	**VA**	**23230**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804) 281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 07 2007 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	**Richmond**	**VA**	**23219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2007 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, *Robert T. Methven*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capital Brokerage Corporation as of *December 31, 2006*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.



Signature

President and CEO

Title



Notary Public My Commission Expires April 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAPITAL BROKERAGE CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's interest, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Richmond, Virginia
February 28, 2007

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2006

(Dollar amounts in thousands, except share amounts)

Assets

Cash and cash equivalents	$	2,749
Commissions receivable		1,669
Receivable from affiliate		9
Current income tax receivable from affiliate		24
Other assets		114
Total assets	$	4,565

Liabilities and Shareholder's Interest

Liabilities:		
Accounts payable and accrued liabilities	$	34
Payable to affiliates		127
Total liabilities		161
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares, issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,925
Retained earnings		2,469
Total shareholder's interest		4,404
Total liabilities and shareholder's interest	$	4,565

See accompanying notes to financial statements.

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is a wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

Prior to May 24, 2004, CBC was an indirect wholly owned subsidiary of GE Financial Assurance Holdings, Inc. (GEFAHI), which is an indirect wholly owned subsidiary of General Electric Company (GE).

Genworth was incorporated in Delaware on October 23, 2003 in preparation for the corporate reorganization of certain insurance and related subsidiaries of GE and an initial public offering of Genworth common stock, which was completed on May 28, 2004 (the IPO). In connection with the IPO, Genworth acquired substantially all of the assets and liabilities of GEFAHI. Prior to its IPO, Genworth was a wholly owned subsidiary of GEFAHI. Prior to the corporate reorganization, GEFAHI was a holding company for a group of companies that provide life insurance, long-term insurance, group life and health insurance, annuities, and other investment products, and U.S. mortgage insurance.

Following the IPO, GE periodically sold portions of the remaining Genworth stock that it held, and, on March 8, 2006, GE sold all remaining shares of Genworth's outstanding stock.

(b) Revenues and Expenses

In 2006, almost all of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and annuity policies issued by various affiliated insurance companies and, as the underwriter for the Genworth Financial Asset Management Funds.

Revenue and expenses related to the sale of variable life insurance and annuity products of affiliated life insurance companies are recorded on the accrual basis as commission revenue from affiliate product sales and commission expense on affiliate product sales in the statements of income.

In 2006, a significant portion of nonaffiliated revenue was derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(Dollar amounts in thousands)

(d) *Liabilities Subordinated to Claims of General Creditors*

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2006 and, therefore, has not included a statement of changes for such activities.

(e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(f) *Income Taxes*

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in one unitary state income tax return of Genworth and files separate state income tax returns in 29 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2006, the Company had a blended state income tax rate of 7.1%.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(g) *Accounting Pronouncements Not Yet Adopted*

In July 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, was issued. This guidance clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Additionally, it applies to the recognition and measurement of income tax uncertainties resulting from a purchase business combination. This guidance is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of this interpretation to have a material impact on our results of operation and financial position.

(Continued)

(Dollar amounts in thousands)

(2) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2006 consisted of the following components:

Current federal income tax expense	$	393
Current state income tax expense		115
Total current federal and state income tax expense	$	508

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.00%
State income tax, net of federal benefit	4.60
Other	(8.34)
Total federal and state income tax expense	31.26%

Other tax refers to a tax contingency reserve release.

Based on an analysis of the Company's tax position, there were no deferred tax assets and therefore no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2006.

The Company has a current income tax asset of $24 as of December 31, 2006.

(3) Financial Instruments

The financial instruments of the Company are reported in the balance sheet at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company has a service fee agreement with Genworth Life and Annuity Insurance Company (GLAIC), whereby the Company will reimburse GLAIC $1,400, per quarter for a total of $5,600 for the year related to the underwriting, distributing, and servicing of GLAIC variable annuity products.

(Continued)

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2006

(Dollar amounts in thousands)

(5) Commitments and Contingencies

During the normal course of operating its business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

The Company was a defendant in an arbitration. The Company expected that the outcome of the arbitration would not have a material effect on the Company's financial position or results of operations, therefore no loss reserve was established. Subsequent to December 31, 2006 the arbitration was settled.

There is no additional known litigation pending.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .05 to 1.

END